Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Posts Third Quarter Loss

ST. LOUIS, MAY 12, 2009 – Allied Healthcare Products, Inc. (NASDAQ:  AHPI) reported that its net income for the third quarter ending March 31, 2009, declined from about $100,000, or 1 cent per share, in the prior year period, to a loss of about $450,000, or a negative 6 cents per share, due to lower sales.

Net sales in the third quarter declined about 11 percent, or $1.5 million, to about $12.4 million.  Sales fell in all segments except domestic hospital construction, reflecting that market’s long-term contracts.  International sales, which had increased more than 10 percent for the first half of fiscal 2009, declined by about 2 percent, due in part to a stronger dollar.

For the first nine months of the 2009 fiscal year, Allied net income fell from about $193,000 in 2008, or about 2 cents per share, to a loss of about $678,000, or negative 9 cents per share, for 2009.  Net sales for the three quarters fell about 5.5 percent, or about $2.3 million.

The third quarter’s accelerated sales decline reflects a stronger recessionary effect than Allied has experienced in previous economic downturns, said Earl Refsland, Allied president and chief executive officer.  “Clearly, our near-term focus must be to align costs with sales revenues,” Refsland said.

Allied achieved progress in cost reduction projects that amounted to about $330,000 in the third quarter, Refsland said.  But those savings in negotiated material costs and production efficiencies could not absorb the fixed operating costs related to lower sales and shipments.

Allied also incurred about $220,000 in new product development expenses in the first three quarters of fiscal 2009 primarily associated with its new line of mass casualty ventilators specifically designed for pandemics, natural disasters and terrorist attacks.

Refsland expressed optimism for market acceptance of the new mass casualty ventilators, particularly in light of heightened public awareness that pandemics would overwhelm available ventilators in hospitals.

Allied Healthcare Products, Inc. manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care.  Allied’s product lines include respiratory care products, medical gas equipment and emergency medical products.  Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

##

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Nine months ended,
	March 31,		March 31,
	2009	2008	2009	2008

Net sales	$12,389,640	$13,943,852	$39,361,993	$41,671,485
Cost of sales	9,915,884	10,779,631	30,677,586	32,428,408
Gross profit	2,473,756	3,164,221	8,684,407	9,243,077

Selling General and administrative expenses	3,198,135	3,013,413	9,782,064	8,988,810
Income (loss) from operations	(724,379)	150,808	(1,097,657)	254,267

Interest income	(5,041)	(13,928)	(54,155)	(92,874)
Interest expense	-	-	5,849	-
Other, net	13,403	9,241	36,583	35,504
	8,362	(4,687)	(11,723)	(57,370)

Income (loss) before provision for (benefit from) income taxes	(732,741)	155,495	(1,085,934)	311,637

Provision for (benefit from) income taxes	(282,469)	55,824	(407,925)	118,421
Net income (loss)	$(450,272)	$99,671	$(678,009)	$193,216

Net income (loss) per share - Basic and diluted	$(0.06)	$0.01	$(0.09)	$0.02

Weighted average common shares Outstanding - Basic	7,901,327	7,883,577	7,897,937	7,883,577

Weighted average common shares Outstanding - Diluted	7,901,327	8,122,888	7,897,937	8,117,684

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	March 31, 2009	June 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$2,036,057	$6,149,015
Accounts receivable, net of allowances of $300,000	5,758,278	6,441,683
Inventories, net	13,658,441	12,046,450
Other current assets	454,631	394,975
Total current assets	21,907,407	25,032,123
Property, plant and equipment, net	10,878,246	10,542,573
Goodwill	15,979,830	15,979,830
Other assets, net	694,144	703,328
Total assets	$49,459,627	$52,257,854

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,303,360	$2,590,804
Other accrued liabilities	1,530,382	2,960,334
Deferred income taxes	514,461	500,238
Deferred revenue	688,200	690,000
Total current liabilities	5,036,403	6,741,376

Deferred revenue	1,663,150	2,177,500

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,204,819 and 10,188,569 shares issued at March 31, 2009 and June 30, 2008, respectively; 7,901,327 and 7,885,077 shares outstanding at March 31, 2009 and June 30, 2008, respectively	102,048	101,886
Additional paid-in capital	47,623,027	47,524,084
Retained earnings	15,766,427	16,444,436
Less treasury stock, at cost; 2,303,492 shares at
March 31, 2009 and June 30, 2008, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	42,760,074	43,338,978
Total liabilities and stockholders' equity	$49,459,627	$52,257,854